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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                            GAMMA BIOLOGICALS, INC.
                       (NAME OF SUBJECT COMPANY [ISSUER]


                         GAMMA ACQUISITION CORPORATION
                                 IMMUCOR, INC.
                                   (BIDDERS)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)


                                  364 657 106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                EDWARD L. GALLUP
                         GAMMA ACQUISITION CORPORATION
                               C/O IMMUCOR, INC.
                               3130 GATEWAY DRIVE
                            NORCROSS, GEORGIA 30091
                           TELEPHONE: (770) 441-2051
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                             ON BEHALF OF BIDDERS)

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                                    COPY TO:
                              PHILIP H. MOISE, ESQ.
                   NELSON MULLINS RILEY & SCARBOROUGH, L.L.P.
                         FIRST UNION PLAZA, SUITE 1400
                           999 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30309
                           TELEPHONE: (404) 817-6000



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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

     This Amendment No. 2 to Schedule 14D-1 Tender Offer Statement relates to the offer by Gamma Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Immucor, Inc., a Georgia corporation (the "Parent"), to purchase all of the outstanding shares of common stock, par value $.10 per share, and the associated common stock purchase rights (together with the rights, the "Shares") of Gamma Biologicals, Inc., a Texas corporation (the "Company"), at a price of $5.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1998(the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     In response to the Offer to Purchase, 4,285,810 Shares (20,958 Shares subject to guaranteed delivery), or approximately 92.7% of the outstanding Shares, were tendered as of the Expiration Date and have been accepted for payment. As a result, the Offer to Purchase has been concluded.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Press Release issued October 26, 1998.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 26, 1998

                                  GAMMA ACQUISITION CORPORATION

                                  By: /s/ EDWARD L. GALLUP
                                      -----------------------------------------
                                      Name:  Edward L. Gallup
                                      Title: President

                                  IMMUCOR, INC.

                                  By: /s/ EDWARD L. GALLUP
                                      -----------------------------------------
                                      Name:  Edward L. Gallup
                                      Title: Chairman of the Board of Directors,
                                      President and Chief Executive Officer